UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: July 5, 2019	By:	/s/ Ernest Loumaye
Name: Ernest Loumaye
Title: Chief Executive Officer

Exhibit 99.1

ObsEva appoints industry expert as Chief Medical Officer to further advance its Phase 3 clinical programs

Geneva, Switzerland and Boston, MA – July 1, 2019 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced the appointment of Dr. Elizabeth Garner as its new Chief Medical Officer and member of the company’s Executive Committee, effective 15 July 2019. Dr. Garner will be based in the US.

Dr. Garner holds M.D. and M.P.H. degrees from the Harvard Medical School and Harvard School of Public Health and received board certification in both general Obstetrics and Gynecology and Gynecologic Oncology. She brings 12 years of pharmaceutical industry experience in women’s health where she has occupied roles of increasing responsibility. Most recently, Dr. Garner served as Chief Medical Officer, Senior Vice President Clinical Development at Agile Therapeutics, Inc., in Princeton, New Jersey. Previously, she was Vice President, Medical Affairs, Women’s Health and Preventive Care at Myriad Genetics Laboratories, and Senior Medical Director, Women’s Health at Abbott Laboratories, where she was the Clinical Lead of the endometriosis program for elagolix (Orilissa®), which is now FDA-approved. Before joining Abbott Laboratories, she served as Associate Director and then Director, Vaccines Clinical Research at Merck Research Laboratories. Prior to entering the pharmaceutical industry, Dr. Garner had several years of experience in academic clinical practice, research and teaching at Harvard Medical School.

Dr. Elke Bestel, current CMO and Head of Pharmacovigilance for ObsEva since September 2015, will be nominated as ObsEva Vice President, Head of Drug Safety and Pharmacovigilance and remain on the company’s Executive Committee.

Ernest Loumaye, CEO and Co-Founder of ObsEva said: “We are very excited to be welcoming Elizabeth to ObsEva as the company is preparing to complete several phase 3 programs and anticipates regulatory filing in Europe and the US in the upcoming years. Elizabeth’s clinical expertise, pharmaceutical development and regulatory experience is a tremendous asset for ObsEva and we look forward to her joining our team.

As ObsEva is getting ready for commercial operations, the importance of Drug Safety and Pharmacovigilance has increased and requires a fully dedicated leader. Up to now, Dr. Elke Bestel has very well managed this function in addition to her CMO responsibilities and as we move towards drug registration, she will fully focus on managing ObsEva’s global Drug Safety and Pharmacovigilance.”

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”, as well as on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”.

For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, clinical development and related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration. Any public offering of securities in the United States, if any, will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management as well as financial statements.

This material does not constitute or contain any offer to sell or invitation to subscribe or make commitments for or in respect of any security in any jurisdiction. There may be restrictions on the distribution of this material in certain jurisdictions, including Canada, Australia, Japan and the member states of the European Economic Area and the United Kingdom of Great Britain and Northern Ireland. Persons into whose possession this material may come are required to inform themselves of and observe any such restrictions.

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For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4047 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile